Manuel Garciadiaz Pedro J. Bermeo manuel.garciadiaz@davispolk.com pedro.bermeo@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

February 8, 2022
Re:	Patria Latin American Opportunity Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 27, 2021 File No. 333-254498

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cara Wirth Dietrich King

Ladies and Gentlemen:

On behalf of Patria Latin American Opportunity Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 21, 2022 (the “Comment Letter”). On March 19, 2021, the Company publicly filed a registration statement on Form S-1 (the “Registration Statement”) and, on December 27, 2021, the Company publicly filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has further amended the Registration Statement and is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 and two marked copies of Amendment No. 2 showing the changes to Amendment No. 1.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed on December 27, 2021

Risk Factors, page 45

1.	We note your response to comment 1. Please provide appropriate cautionary language regarding your dependence on, and potential conflict of interests with, Patria Investments Limited.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 54, 58, 63, 65, 66, 88 and 94 of Amendment No. 2.

"If we consider an initial business combination with an affiliated entity . . .", page 58

2.	We note your disclosure on page 10 and your corresponding risk factor on page 58 that states "[i]f our board of directors is not able to independently determine the fair market value of the target business or businesses, or if we are considering an initial business combination with an affiliated entity, such transaction would be subject to approval by a majority of our independent and disinterested directors. We would not be required to obtain an opinion from a third party firm in such event to address whether the business combination is fair to our public shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community." Please clarify whether shareholders would be relying on the judgment of your full board of directors, or a majority of your independent and disinterested directors. Please also clarify whether, in this instance, the full board of directors or a majority of your independent and disinterested directors would be responsible for determining the fair market value of the target. If applicable, disclose any risks related to this approach.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 2.

Description of Securities, page 158

3.	We note that your risk factor disclosure on page 68 states that pursuant to your warrant agreement, the courts of the State of New York or the United States District Court for the Southern District of New York are the sole and exclusive forums for claims that arise under the Securities Act and that such exclusive forum provision will not apply to claims that arise under the Exchange Act. However, your Description of Securities disclosure on page 168 is silent with respect to the treatment of claims brought under the Exchange Act. Please disclose how Exchange Act claims will be treated. Further, we note that your Form of Warrant Agreement, filed as exhibit 4.4 is silent with respect to the treatment of claims brought under the Securities Act. Please disclose how Securities Act claims will be treated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 169 of Amendment No. 2 and on page 16 of the Form of Warrant Agreement, to be filed as exhibit 4.4.

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Please do not hesitate to contact me at (212)-450-6095 or manuel.garciadiaz@davispolk.com or Pedro J. Bermeo at (212)-450-4091 or pedro.bermeo@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz	/s/ Pedro J. Bermeo
Manuel Garciadiaz	Pedro J. Bermeo

cc:	José Augusto Gonçalves de Araújo Teixeira, Chief Executive Officer, Patria Latin American Opportunity Acquisition Corp.
S. Todd Crider, Simpson Thacher & Bartlett LLP
Grenfel S. Calheiros, Simpson Thacher & Bartlett LLP